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SEC Mail Processing Section
MAR 01 2018
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

White Rock Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 Spring Valley Rd Ste. 850W
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Hext; (972) 644-7112
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wray, Jennifer
(Name – if individual, state last, first, middle name)

16418 Beewood Glen Dr	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E+D.
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OATH OR AFFIRMATION

I, Greg Hext, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of White Rock Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public 2/28/2018

Andrea Kay Wolverton
Notary Public,
State of Texas
Expires: 06/10/2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report from an Independent Public Accounting firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

White Rock Advisors, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2017

White Rock Advisors, LLC

CONTENTS

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
White Rock Advisors LLC,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of White Rock Advisors LLC as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of White Rock Advisors LLC. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of White Rock Advisors LLC's management. My responsibility is to express an opinion on White Rock Advisors LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to White Rock Advisors LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

The financial statement has been subjected to audit procedures performed in conjunction with the audit of White Rock Advisors LLC's financial statements. The supplemental information is the responsibility of White Rock Advisors LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA

I have served as White Rock Advisors LLC's auditor since 2018

Sugar Land, TX

February 28, 2018

White Rock Advisors, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	16,456
Accounts receivable		10,000
Prepaid expenses		4,600
Total Assets		31,056

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		7,856
Member's Equity		23,200
Total Liabilities and Member's Equity	$	31,056

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
Statement of Operations
December 31, 2017

Revenue - Fee Income	$ 501,500
Expenses:	
Guaranteed Payments	141,950
Consulting fees	135,991
Professional and regulatory fees	39,455
Commissions	58,693
Administrative expenses	31,371
Total Expenses	407,460
Net Income (Loss)	$ 94,040

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

	Member's Equity
Balances at December 31, 2016	$ 7,434
Allocated capital	$ 171,411
Member capital contributions	17,400
Distributions to member	(267,085)
Net income (loss)	94,040
Balances at December 31, 2017	$ 23,200

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net income (loss)	$ 94,040
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in current assets and liabilities:	
Increase in accounts receivable	(10,000)
Decrease in accounts payable	2,091
Allocated Capital	171,411
Net cash provided by operating activities	257,542
Cash flows from investing activities	
Net cash provided (used) by investing activities	$ -0-
Cash flows from financing activities	
Member capital contributions	17,400
Distributions to member	(267,085)
Net cash used by financing activities	(249,685)
Net increase in cash and cash equivalents	7,857
Cash and cash equivalents at beginning of year	8,599
Cash and cash equivalents at end of year	$ 16,456

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$ -0-
Income Taxes	$ -0-

The accompanying notes are an integral part of the financial statements.

White Rock Advisors, LLC
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
For the Year Ended December 31, 2017

Balance at December 31, 2016	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2017	$	-0-

The accompanying notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

White Rock Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i).

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's net capital fell below the required $5,000 threshold in May through July of 2017; when the issue was noticed, the Company immediately notified FINRA, and FINRA began an examination. The findings of the examination were that the firm was not in compliance with NASD Rule 1014(d), which requires the Company to maintain a net capital requirement of $5,000 as stipulated in its membership agreement; Securities Exchange Act of 1934 240.17a-3(a)/01 and 240.17a-3 (a)/02/(2)/01, which requires broker-dealers to maintain their financial records on an accrual basis; and Securities Exchange Act of 1934 240.17a-5(a)(2)(ii), which requires broker-dealers to submit accurate FOCUS Part IIA reports.

The Company responded to these findings with a letter on August 15, 2017 that described the procedures the Company would implement to prevent these issues from occurring in the future. FINRA continues to closely monitor the Company's filings and net capital computations.

At December 31, 2017, the Company had net capital of approximately $8,600 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i)

Note 4 - Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

Note 5 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2016, the company paid $141,950 in guaranteed payments to its Member.

Note 6 - Subsequent Events

The Company has reviewed all subsequent events through February 28, 2018, the date through which the financial statements are available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2017

Schedule I

White Rock Advisors Capital, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total member's qualified for net capital	$ 23,200
Add:	
Other deductions or allowable credits:	-0-
Total capital and allowable subordinated liabilities	23,200
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	10,000
Prepaid expenses	4,600
Net capital before haircuts on securities positions	8,600
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 8,600

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Total aggregate indebtedness	$ 7,856

Schedule I (continued)

White Rock Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 524
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital above the required minimum	$ 3,600
Ratio: Aggregate indebtedness to net capital	0.91 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 8,600
Difference:	
Net capital per audited report	$ 8,600

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of White Rock Advisors, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) White Rock Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which White Rock Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) White Rock Advisors, LLC stated that White Rock Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. White Rock Advisors, LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about White Rock Advisors, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray, CPA

Sugar Land, TX

February 28, 2018

WHITE ROCK ADVISORS, LLC
Advisory Services, Corporate Finance, and M&A Transactions

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244
Tel: 972.644.7111 Fax: 972/680-8685
http://www.whiterockadvisors.com

White Rock Advisors, LLC's Exemption Report

White Rock Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of White Rock Advisors, LLC."

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

White Rock Advisors, LLC

I, Gregory W. Hext, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Gregory W. Hext
Managing Member

February 28, 2018

Independent Auditor's Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation

To the Shareholders
White Rock Advisors LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7B) to the Securities Investor Protection Corporation (SIPC) for the year ended Dec 31, 2017, which was agreed to by White Rock Advisors LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating White Rock Advisors LLC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). White Rock Advisors LLC's management is responsible for White Rock Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported in Form X-17A-5 (quarterly FOCUS Reports) for the year ended Dec 31, 2017, as applicable, with the amounts reported in Form SIPC-7B for the year ended Dec 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jenifer Wray CPA
Feb, 28 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 752.25

B. Less payment made with SIPC-6 filed (**exclude interest**) (______________)

____
Date Paid

C. Less prior overpayment applied (______________)

D. Assessment balance due or (overpayment) ______________

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______________

F. Total assessment balance and interest due (or overpayment carried forward) $ ______________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 752.25

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20 ___.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 501500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____________

(2) Net loss from principal transactions in securities in trading accounts. ____________

(3) Net loss from principal transactions in commodities in trading accounts. ____________

(4) Interest and dividend expense deducted in determining item 2a. ____________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____________

(7) Net loss from securities in investment accounts. ____________

Total additions ____________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____________

(2) Revenues from commodity transactions. ____________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____________

(4) Reimbursements for postage in connection with proxy solicitation. ____________

(5) Net gain from securities in investment accounts. ____________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________

Enter the greater of line (i) or (ii) ____________

Total deductions ____________

2d. SIPC Net Operating Revenues $ 501500

2e. General Assessment @ .0015 $ 752 28

(to page 1, line 2.A.)